Mail Stop 0407

      							September 27, 2005

Via U.S. Mail
Mr. Murray Williams
Chief Financial Officer
Interactive Television Networks, Inc.
28202 Cabot Rd
Suite 300
Laguna Niguel, California 92677

	RE:	Interactive Television Networks, Inc.
		Form 10-QSB for the fiscal year ended June 30, 2005
		File No. 000-50122

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the quarterly period ended year ended April 30,
2005

Part 1. Financial Information

Consolidated Statements of Operations, page 4

1. If your costs of services exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11:B. However, if none of your depreciation and amortization should be classified as a direct cost of revenue, it is not necessary for you to indicate that costs of services exclude such amounts. In future filings, revise your presentation accordingly.

Note 2 - Summary of Accounting Principles

Hardware Revenues, page 7

2. Please tell us why you believe it is appropriate to recognize revenue upon shipment.

3. Please tell us how you considered EITF 00-21 in the determination of your revenue recognition policy.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Murray Williams
Interactive Television Networks, Inc.
September 27, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE